SAYID AND ASSOCIATES LLP

Attorneys and Counselors at Law
408 West 57th Street, Suite 8E
NEW YORK, NY 10019
TEL: (212) 262-1166
FAX: (212) 247-7535
E-MAIL: SAYIDLAW@AOL.COM

April 22, 2010

Janice McGuirk, Esq.
Blaise Rhodes, Esq.
Division of Corporate Finance
United States Securities and
      Exchange Commission
100 F Street, NE
Washington, DC 20549



Received SEC

APR 2 6 2010

Washington, DC 20549

RECEIVED

APR 2 6 2010

DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

Re: Inicia Incorporated ("Inicia" or the "Company")
    Form 1-A Amendment No. 15
    File No. 24-10228

Dear Ms. McGuirk and Mr. Rhodes:

As you know this Law Firm represents the above referenced Company.

Enclosed please find three (3) red-lined copies and seven (7) standard copies (one of which is manually signed) of the Company's Form 1-A Amendment No. 15.

We have also added a cover letter from Bruce Dugan, the President of Inicia Inc.

Thank you for your consideration.

If you have any questions, please feel free to contact the undersigned.

Very truly yours,

M. David Sayid
Sayid and Associates LLP

cc. Inicia Inc.

INICIA INCOPRPORATED

1-646-233-4164

April 22, 2009

Ms. Janice McGuirk
Division of Corporation Finance
United States Security and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RECEIVED

APR 26 2010

DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

RE: Form 1-A Amendment No 15
File No. 24-10228

Dear Ms. McGuirk,

Pursuant to our phone conversation today, we have revised the document in accordance with your comments, and itemized those changes on the attached page.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing cleared, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing cleared, does relieve the company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and the company not assert staff comments and the declaration of being cleared as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

With regards, I remain;

Sincerely,

Bruce Dugan

Bruce T. Dugan
Chief Executive Officer

RESPONSES TO YOUR COMMENTS

1. We have revised Note 4 on Pg, 38 to read *"On September 23, 2009, there was an additional 10,000,000 common shares issued to Keystone Capital Resources LLC and 10,000,000 common shares issued to New Century Capital Consultants, Inc. as a debt conversion to reduce SIXTY-THOUSAND DOLLAR ($60,000) in Notes Payable (See #39c for details), and an additional debt conversation of 14,333,333 common shares issued to Keystone, "* to be consistent with all other mentions throughout the document of this stock issuance.

2. We have revised the Note beneath the Use of Proceeds table on Pg. 35 by deleting any mention of percentages as it relates to the pro rata share in accordance with the Security Agreement. This Note now reads in full as follows: *"NOTE: $40,000 of the $45,500 categorized under Notes/Loans Payable above, is a secured note (See 39c) that the Company is obligated to pay [to New Century Capital Consultants Inc and Keystone Capital Resources LLC], from the proceeds of this offering. The sum was previously $100,000 but has been reduced to $40,000 by the conversion of $60,000 of that debt to equity through the issuance of common shares to the secured parties on September 23, 2009. For that remaining $40,000 of the debt, in accordance with the terms of the Secured debt agreement (see Exhibit 15g), the Secured Parties are to receive a "pro rata" share of any proceeds realized from this Offering. "*

3. Regarding Exhibit 15(h), it seems that we incorrectly attached the wrong resolution. Please find attached the correct resolution regarding the debt to equity conversion.